Filed by: CBaySystems
Holdings Limited
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: MedQuist Inc.
Commission File No.: 333-170003
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

For immediate release	21 January 2011
CBaySystems Holdings Ltd.
(“CBaySystems”, “CBay” or the “Company”)
(to be renamed MedQuist Holdings Inc.),
Expected Exchange Offer
CBaySystems Holdings Limited (AIM: CBAY), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry, announces that it expects to commence an exchange offer (the “Exchange Offer”) of up to approximately 6.7 million shares of its common stock (“CBay Shares”) for issued and outstanding shares of MedQuist Inc. (“MedQuist”) common stock (“MedQuist Shares”) that it does not currently own or have the right to acquire. Upon the terms and subject to the conditions of the Exchange Offer, if made, each MedQuist Share tendered and accepted will be exchanged for one CBay Share. The exchange ratio gives effect to CBay’s previously announced reverse share split, pursuant to which every 4.5 CBay Shares outstanding prior to the split will convert to one CBay Share post-split.
CBay currently owns approximately 69.5% of the outstanding MedQuist Shares and has previously entered into an agreement with certain MedQuist shareholders that hold, in aggregate, approximately 12.7% of the outstanding MedQuist Shares, to exchange one CBay Share for each MedQuist Share owned by such MedQuist shareholders (the “Private Exchange”).
The consummation of the Exchange Offer will be subject to the satisfaction or waiver of certain conditions, including, CBay’s redomiciliation as a Delaware corporation, the completion of CBay’s proposed U.S. initial public offering and the consummation of the Private Exchange. Assuming consummation of the Private Exchange, a full exchange in the Exchange Offer would increase CBay’s ownership in MedQuist to 100%.
For further information please visit www.cbaysystems.com or contact:

CBaySystems Holdings Limited	Tel: 1-866-295-4600 ext: 3355
Clyde Swoger, Chief Financial Officer
ir@cbaysystems.com

Strand Hanson Limited — Nominated Adviser	Tel: +44 (0) 20 7409 3494
Rory Murphy
Liam Buswell

Buchanan Communications	Tel: +44 (0) 20 7466 5000
Mark Court / Suzanne Brocks
markc@buchanan.uk.com
suzanneb@buchanan.uk.com
Important Additional Information about the Exchange Offer
A registration statement relating to the securities to be offered in the Exchange Offer has been filed with the Securities and Exchange Commission (“SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the applicable registration statement becomes effective.

The description of the Exchange Offer contained in this press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell securities. The Exchange Offer will only be made pursuant to the prospectus that forms part of the registration statement and the related letter of transmittal. Holders of MedQuist Shares are urged to read the prospectus and any amendments or supplements thereto and any other documents relating to the Exchange Offer that are filed by CBay with the SEC, as they contain important information.
Free copies of such documents filed with the SEC by CBay can be obtained at the web site maintained by the SEC at www.sec.gov. and can be obtained from CBay via the contact information set forth above.
Statements made in this press release that are forward-looking in nature may involve risk and uncertainties. These statements include, without limitation, statements regarding the terms of the transactions described herein and any other statements that are not historical facts. These risks and uncertainties include the timing and satisfaction of conditions for the proposed transactions and actual results could differ materially from those contained in these forward-looking statements.